EXHIBIT A

AMENDED AND RESTATED MULTIPLE CLASS PLAN

ADVISORS SERIES TRUST
on behalf of the funds managed by
Semper Capital Management, L.P.

(as amended on March […], 2021, to add the Semper Brentview Dividend Growth Equity Fund)

Fund Name:

Semper MBS Total Return Fund
Semper Short Duration Fund
Semper Brentview Dividend Growth Equity Fund

Share Class	Minimum Investment[1]	Maximum Initial Sales Charge	Maximum CDSC	Maximum 12b-1 Fee	Maximum Shareholder Servicing Fee	Redemption Fee
Class A Shares	$1,000	2.00%	None[2]	0.25%	None	None
Investor Class	$2,500	None	None	0.25%	None	None
Institutional Class	$1,000,000	None	None	None	None	None
•The Advisor may waive the minimum initial investment in certain circumstances; please see the Fund’s Prospectus.
•Class A shares are subject to a 0.50% CDSC on purchases of $1 million or more redeemed within 18 months of purchase.

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